Exhibit 99.1

MATERIAL FACT

BANCO ITAÚ HOLDING FINANCEIRA S/A and ITAÚSA-INVESTIMENTOS ITAÚ S/A

Complementary to the Material Facts published on May 2, 2006 and August 8, 2006 and the Announcement published on September 1, 2006, Banco Itaú Holding Financeira S.A. (“ITAÚ”) and ITAÚSA – Investimentos Itaú S.A. (“ITAÚSA”) wish to notify that the Consolidated Financial Statements for the third quarter 2006 will already reflect the effects arising from the acquisition of BankBoston (“BKB”) in Brazil, as shown below:

1)     Impacts on the Income Statements:

Effects on Consolidated Net Income of ITAÚ	R$ million
Net Result of BKB for the period May 1 2006 to September 2006	145
Adjustments to the ITAU’s criteria	(194)
Amortization of goodwill	(2,598)
Fiscal impacts on the above item	883
Net effect of the acquisition of BKB Brazil	(1,764)

Effects on the Consolidated Net Income of ITAÚSA	R$ million
Loss of Participation in the Capital of ITAÚ	(531)
Gain on increase of capital	2,081
Indirect participation in net effects of BKB on ITAÚ	(802)
Net effect of the acquisition of BKB Brazil	748

2)     Impacts on the Balance Sheet and other information – Growth in the principal account items:

As at September 30 2006	R$ million
Assets	18,647
Loans	8,990
Guarantees and Sureties	1,662
Loans + Guarantees and Sureties	10,652
Managed Third Party Assets	27,687
Deposits	4,151
Shareholder’s Equity	2,197
Employees	4,216
Quantity of Branches	89
Customers (th.)	210

3)     Considering ITAÚ’s new shareholder base and as already announced, the value of dividends/interest on shareholders’ equity distributed to the shareholders of ITAÚSA and ITAÚ, will not be affected by the amortization of goodwill and should be in excess of the payout for the fiscal year 2005.

São Paulo-SP, October 25, 2006.

ALFREDO EGYDIO SETUBAL Investor Relations Officer BANCO ITAÚ HOLDING FINANCEIRA S.A.	HENRI PENCHAS Investor Relations Officer ITAÚSA – INVESTIMENTOS ITAÚ S.A.